UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

MECOX LANE LIMITED

(Name of Issuer)

Ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

58403M201**

(CUSIP Number)

Fang Xue
Gibson, Dunn & Crutcher LLP
Unit 1301, Tower 1, China Central Place, No. 81 Jianguo Road

Beijing, 100025
Tel +86 10 6502 8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 17, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** The CUSIP number applies to American Depositary Shares, each representing thirty-five Ordinary Shares of the Issuer, par value US$0.0001 per share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58403M201
	1.	Names of Reporting Persons. ChinaEquity USD Fortune Co., Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
Number of Shares	6.	Citizenship or Place of Organization British Virgin Islands
Beneficially Owned by Each	7.	Sole Voting Power
Reporting Person With:	8.	Shared Voting Power 36,464,575 Ordinary Shares[1]
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 36,464,575 Ordinary Shares
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,464,575 Ordinary Shares[2]
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 8.01%[3]
	14.	Type of Reporting Person (See Instructions) CO

[1]	Includes 1,041,845 ADSs (representing 36,464,575 Ordinary Shares), held directly by ChinaEquity USD Fortune Co., Ltd.

[2]

The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of Schedule 13D (as defined below)) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Amendment No. 1 (as defined below)). Any beneficial ownership of such other owners’ Ordinary Shares is expressly disclaimed. See Items 2 and 5 of Schedule 13D (as defined below).

[3]	Percentage calculated based on 455,227,428 ordinary shares outstanding as of March 31, 2015, as disclosed in the Issuer’s Form 20-F (as defined below).

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CUSIP No. 58403M201
	1.	Names of Reporting Persons. ChinaEquity USD Fund I L.P.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
Number of Shares	6.	Citizenship or Place of Organization Cayman Islands
Beneficially Owned by Each	7.	Sole Voting Power
Reporting Person With:	8.	Shared Voting Power 36,464,575 Ordinary Shares[4]
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 36,464,575 Ordinary Shares
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,464,575 Ordinary Shares[5]
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 8.01%[6]
	14.	Type of Reporting Person (See Instructions) PN

[4]	Includes 1,041,845 ADSs (representing 36,464,575 Ordinary Shares), held through ChinaEquity USD Fortune Co., Ltd.

[5]

The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of Schedule 13D (as defined below)) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Amendment No. 1 (as defined below)). Any beneficial ownership of such other owners’ Ordinary Shares is expressly disclaimed. See Items 2 and 5 of Schedule 13D (as defined below).

[6]	Percentage calculated based on 455,227,428 ordinary shares outstanding as of March 31, 2015, as disclosed in the Issuer’s Form 20-F (as defined below).

3

CUSIP No. 58403M201
	1.	Names of Reporting Persons. ChinaEquity USD Investment GP L.P.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
Number of Shares	6.	Citizenship or Place of Organization Cayman Islands
Beneficially Owned by Each	7.	Sole Voting Power
Reporting Person With:	8.	Shared Voting Power 36,464,575 Ordinary Shares[7]
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 36,464,575 Ordinary Shares
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,464,575 Ordinary Shares[8]
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 8.01%[9]
	14.	Type of Reporting Person (See Instructions) PN

[7]	By virtue of being the general partner of ChinaEquity USD Fund I L.P. or the persons controlling such general partner, each of ChinaEquity USD Investment GP L.P., ChinaEquity USD Investment Management Co., ChinaEquity Global Holding Co., Ltd. and Mr. Chaoyong Wang may be deemed to have shared voting and dispositive power with respect to these securities.

[8]

The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of Schedule 13D (as defined below)) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Amendment No. 1 (as defined below)). Any beneficial ownership of such other owners’ Ordinary Shares is expressly disclaimed. See Items 2 and 5 of Schedule 13D (as defined below).

[9]	Percentage calculated based on 455,227,428 ordinary shares outstanding as of March 31, 2015, as disclosed in the Issuer’s Form 20-F (as defined below).

4

CUSIP No. 58403M201
	1.	Names of Reporting Persons. ChinaEquity USD Investment Management Co.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
Number of Shares	6.	Citizenship or Place of Organization Cayman Islands
Beneficially Owned by Each	7.	Sole Voting Power
Reporting Person With:	8.	Shared Voting Power 36,464,575 Ordinary Shares[10]
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 36,464,575 Ordinary Shares
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,464,575 Ordinary Shares[11]
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 8.01%[12]
	14.	Type of Reporting Person (See Instructions) CO

[10]	By virtue of being the general partner of ChinaEquity USD Fund I L.P. or the persons controlling such general partner, each of ChinaEquity USD Investment GP L.P., ChinaEquity USD Investment Management Co., ChinaEquity Global Holding Co., Ltd. and Mr. Chaoyong Wang may be deemed to have shared voting and dispositive power with respect to these securities.

[11]

The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of Schedule 13D (as defined below)) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Amendment No. 1 (as defined below)). Any beneficial ownership of such other owners’ Ordinary Shares is expressly disclaimed. See Items 2 and 5 of Schedule 13D (as defined below).

[12]	Percentage calculated based on 455,227,428 ordinary shares outstanding as of March 31, 2015, as disclosed in the Issuer’s Form 20-F (as defined below).

5

CUSIP No. 58403M201
	1.	Names of Reporting Persons. ChinaEquity Global Holding Co., Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
Number of Shares	6.	Citizenship or Place of Organization British Virgin Islands
Beneficially Owned by Each	7.	Sole Voting Power
Reporting Person With:	8.	Shared Voting Power 36,464,575 Ordinary Shares[13]
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 36,464,575 Ordinary Shares
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,464,575 Ordinary Shares[14]
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 8.01%[15]
	14.	Type of Reporting Person (See Instructions) CO

[13]	By virtue of being the general partner of ChinaEquity USD Fund I L.P. or the persons controlling such general partner, each of ChinaEquity USD Investment GP L.P., ChinaEquity USD Investment Management Co., ChinaEquity Global Holding Co., Ltd. and Mr. Chaoyong Wang may be deemed to have shared voting and dispositive power with respect to these securities.

[14]

The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of Schedule 13D (as defined below)) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Amendment No. 1 (as defined below)). Any beneficial ownership of such other owners’ Ordinary Shares is expressly disclaimed. See Items 2 and 5 of Schedule 13D (as defined below).

[15]	Percentage calculated based on 455,227,428 ordinary shares outstanding as of March 31, 2015, as disclosed in the Issuer’s Form 20-F (as defined below)

6

CUSIP No. 58403M201
	1.	Names of Reporting Persons. Chaoyong Wang
	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
Number of Shares	6.	Citizenship or Place of Organization People’s Republic of China
Beneficially Owned by Each	7.	Sole Voting Power
Reporting Person With:	8.	Shared Voting Power 36,464,575 Ordinary Shares[16]
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 36,464,575 Ordinary Shares
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,464,575 Ordinary Shares[17]
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 8.01%[18]
	14.	Type of Reporting Person (See Instructions) IN

[16]	By virtue of being the general partner of ChinaEquity USD Fund I L.P. or the persons controlling such general partner, each of ChinaEquity USD Investment GP L.P., ChinaEquity USD Investment Management Co., ChinaEquity Global Holding Co., Ltd. and Mr. Chaoyong Wang may be deemed to have shared voting and dispositive power with respect to these securities.

[17]

The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of Schedule 13D (as defined below)) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Amendment No. 1 (as defined below)). Any beneficial ownership of such other owners’ Ordinary Shares is expressly disclaimed. See Items 2 and 5 of Schedule 13D (as defined below).

[18]	Percentage calculated based on 455,227,428 ordinary shares outstanding as of March 31, 2015, as disclosed in the Issuer’s Form 20-F (as defined below)

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CUSIP No. 58403M201
	1.	Names of Reporting Persons. Xu Wang
	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
Number of Shares	6.	Citizenship or Place of Organization People’s Republic of China
Beneficially Owned by Each	7.	Sole Voting Power
Reporting Person With:	8.	Shared Voting Power 36,464,575 Ordinary Shares[19]
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 36,464,575 Ordinary Shares
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,464,575 Ordinary Shares[20]
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 8.01%[21]
	14.	Type of Reporting Person (See Instructions) IN

[19]	By virtue of being the sole shareholder and sole director of ChinaEquity Global Holding Co., Ltd., Mr Xu Wang may be deemed to have shared voting and dispositive power with respect to these securities.

[20]	The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of Schedule 13D (as defined below)) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Amendment No. 1 (as defined below)). Any beneficial ownership of such other owners’ Ordinary Shares is expressly disclaimed. See Items 2 and 5 of the Schedule 13D (as defined below).

[21]	Percentage calculated based on 455,227,428 ordinary shares outstanding as of March 31, 2015, as disclosed in the Issuer’s Form 20-F (as defined below).

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This amendment No.1 to Schedule 13D (this “Amendment No. 1”) is filed jointly by (1) ChinaEquity USD Fortune Co., Ltd. (“ChinaEquity Holdco”), (2) ChinaEquity USD Fund I L.P., (3) ChinaEquity USD Investment GP L.P., (4) ChinaEquity USD Investment Management Co., (5) ChinaEquity Global Holding Co., Ltd. ((1) through (5), collectively, the “ChinaEquity Reporting Persons”), (6) Mr. Chaoyong Wang, and (7) Mr. Xu Wang (collectively with the ChinaEquity Reporting Persons and Mr. Chaoyong Wang, the “Reporting Persons”)

This Amendment No. 1 amends and supplements the statement on Schedule 13D filed jointly with the Securities and Exchange Commission on November 2, 2015 (the “Schedule 13D”) by the Reporting Persons with respect to the ordinary Shares, par value $0.0001 (the “Shares”), including the Shares represented by American Depositary Shares (the “ADSs”), of Mecox Lane Limited, a Cayman Islands corporation (the “Issuer”). Except as specifically amended and supplemented by this Amendment No. 1, the Schedule 13D remains in full force and effect. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Leading Capital has delivered a written notice on December 15, 2015 to withdraw from the Transaction. On December 17, 2015, ChinaEquity Holdco entered into a second amended and restated consortium agreement (the “Second Amended and Restated Consortium Agreement”) with Chinaequity Capital Investments Co., Limited (“Chinaequity HK”) and CNshangquan. The Second Amended and Restated Consortium Agreement supersedes the amended and restated consortium agreement by and among ChinaEquity Holdco, Leading Capital and CNshangquan dated October 26, 2015 in its entirety. References of the “Consortium” in the Schedule 13D from and after December 17, 2015 and in this Amendment No. 1 shall mean collectively, CNshangquan, Chinaequity HK and ChinaEquity Holdco. Pursuant to the Second Amended and Restated Consortium Agreement, the Consortium will cooperate in good faith in connection with the Transaction. The Second Amended and Restated Consortium Agreement provides, among other things, for: cooperation in arranging financing; engaging advisors; cooperation in obtaining applicable governmental, statutory, regulatory or other approvals, licenses, waivers or exemptions for the consummation of the Transaction; and cooperation in preparing definitive documentation with respect to the Transaction. During the period beginning on the date of the Second Amended and Restated Consortium Agreement and ending on the earlier of (i) the 12-month anniversary of the date of the Second Amended and Restated Consortium Agreement, or (ii) the occurrence of termination events as specified therein, members of the Consortium have agreed to work exclusively with each other with respect to the Transaction.

References to and description of the Second Amended and Restated Consortium Agreement in this Amendment No. 1 are qualified in their entirety by reference to the Second Amended and Restated Consortium Agreement, a copy of which is attached hereto as Exhibit 4 and incorporated herein by reference in its entirety.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end hereof:

The description of the principal terms of the Second Amended and Restated Consortium Agreement under Item 4 is incorporated herein by reference in its entirety.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplmented by adding the following at the end thereof:

Exhibit 4:	Second Amended and Restated Consortium Agreement dated December 17, 2015 by and among CNshangquan, Chinaequity HK and ChinaEquity Holdco

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 17, 2015
Date

ChinaEquity USD Fortune Co., Ltd.	By:	/s/ Chaoyong Wang
	Name:	Chaoyong Wang
	Title:	Director

ChinaEquity USD Fund I L.P.	By:	/s/ Chaoyong Wang
	Name:	Chaoyong Wang
	Title:	Duly authorized signatory under Power of Attorney effective as of October 15, 2013

ChinaEquity USD Investment GP L.P.	By:	/s/ Chaoyong Wang
	Name:	Chaoyong Wang
	Title:	Duly authorized signatory under Power of Attorney effective as of October 15, 2013

ChinaEquity USD Investment Management Co.	By:	/s/ Chaoyong Wang
	Name:	Chaoyong Wang
	Title:	Director

ChinaEquity Global Holding Co., Ltd.	By:	/s/ Xu Wang
	Name:	Xu Wang
	Title:	Director

Chaoyong Wang	By:	/s/ Chaoyong Wang

Xu Wang	By:	/s/ Xu Wang

10